
Mail Stop 4720

July 15, 2009

Ross J. Kari
Chief Financial Officer
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263

      RE: **Fifth Third Bancorp**
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed March 2, 2009
              Form 10-Q for Quarterly Period Ended March 31, 2009
              Filed May 11, 2009
              Form 8-K filed April 23, 2009
              File No. 001-33653

Dear Mr. Kari,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Kevin W. Vaughn
                      Accounting Branch Chief